

November 10, 2011

Via E-mail
Michael J. McGuire
Chief Financial Officer
Endurance Specialty Holdings Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re: Endurance Specialty Holdings Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on March 1, 2011**
> **File No. 001-31599**

Dear Mr. McGuire:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Cash and Invested Assets, page 82

1. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for each period presented.

Reserves for Losses and Loss Expenses, page 87

2. Please provide us proposed disclosure to be included in future periodic reports to revise the loss reserve development table to begin with 2002 consistent with presentations made in your previous Forms 10-K and to comply with Industry Guide 6.

Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies
(d) Investments, page 108

3. You state on page 80 that due to a delay in the valuations reported by certain of the fund managers, your investments in certain alternative funds are estimated based on the most recently available information. Please tell us the length of this lag period and the how you account for the difference between the amounts estimated and the amounts received from the fund managers. For each year presented and for the first nine months of 2011, tell us the amount of the difference and, if applicable, tell us the period in which it was recorded.

11. Commitments and contingencies
Legal Proceedings, page 138

4. You state that, "The Company does not believe that the eventual outcome of any litigation or arbitration proceeding to which it is presently a party could have a material adverse effect on its financial condition or business." Please provide us proposed disclosure to be included in future periodic reports to clarify, if true, that you also do not believe that any litigation or arbitration proceeding to which you are presently a party could have a material adverse effect on results of operations. Otherwise, please include in your proposed disclosure the disclosure required by ASC 450-20-50-4.

18. Taxes, page 146

5. Your gross premiums written in the United States based on page 69 accounted for 78% and 81% of your total gross premiums written in 2010 and 2009. In addition, 24% and 5% of your pre-tax income was attributable to the United States for the same periods. Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate relationship between premiums and pre-tax income in the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant